Exhibit (a)(26)

FOR IMMEDIATE RELEASE

Investor Relations: Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Media Relations: Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Advises Shareholders to withdraw any acceptances of the Royalty Pharma Offer and not to tender any further acceptances into this lapsed offer*

Dublin, Ireland - June 18, 2013 - Elan Corporation, plc (NYSE: ELN) (Elan or the Company) today advises Elan Shareholders to withdraw any acceptances of Royalty Pharma’s Offer without delay and not to tender any further acceptances. Following the outcome of the Elan EGM yesterday morning, and in accordance with the terms of the Royalty Pharma Offer, the Royalty Pharma Offer has now lapsed*.

Withdrawal of acceptances of the Royalty Pharma Offer will ensure that Elan Shareholders are in a position to participate in the benefits of the formal sale process which has now commenced. Elan's financial advisers contacted Royalty Pharma's financial advisers over the weekend of 15/16 June for the purpose of inviting Royalty Pharma to participate in that process.

The procedures for withdrawal of acceptances are set out in paragraph 4(g) on the Royalty Pharma offer document dated June 10, 2013.

*Royalty Pharma had sought the approval from the Irish Takeover Panel to allow it to amend its offer so it would not lapse should the Share Repurchase Program or the ELND005 Transaction be approved by shareholders at the EGM. On June 6, 2013, the Irish Takeover Panel refused to grant such approval. Royalty Pharma has launched judicial review proceedings in the Irish High Court against the decision of the Irish Takeover Panel. Pending the resolution of the proceedings (which are due to be heard on Wednesday 19 June 2013) Royalty Pharma has secured injunctive relief preventing the Irish Takeover Panel - in the event that one or both of the ELND005 Transaction or Share Repurchase Program resolutions are passed but both the Theravance Transaction and the AOP Transaction are rejected - from issuing a direction that Royalty Pharma lapse its offer or from treating the offer as having lapsed for any purposes under the Irish Takeover Panel Act, or otherwise from treating or deeming the offer to have lapsed.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

Irish Takeover Rules

The Directors of Elan accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the Directors of Elan in respect of the information in this announcement relating to Royalty Pharma, the Royalty Pharma Group, the board of directors of Royalty Pharma and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the Directors of Elan to verify this information). To the best of the knowledge and belief of the Directors of Elan(having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

No statement in this announcement is intended to be an asset valuation or a profit forecast and profits and earnings per share will not necessarily be changed.

Unless otherwise stated, all sources and bases for the information included in this letter may be found in Elan's defense document issued to shareholders on 3 June 2013 and Elan's EGM circular issued to shareholders on 27 May 2013.

Unless otherwise defined, all capitalized terms in this letter are defined in Elan's defense document issued to shareholders on 3 June 2013 and/or Elan's EGM circular issued to shareholders on 27 May 2013.

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Forward Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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